Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: August 15, 2023

TLGY Acquisition Corporation Announces Filing of Registration Statement on Form S-4 in Connection With Its Proposed Business Combination With Verde Bioresins

NEW YORK, NY & SANTA MONICA, CA—Aug 15, 2023—(BUSINESS WIRE)—TLGY Acquisition Corporation (Nasdaq: TLGY) (“TLGY”), a publicly traded special purpose acquisition company (“SPAC”), today announced the filing of a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and prospectus in connection with the proposed business combination with Verde Bioresins, Inc. (“Verde” or the “Company”), a visionary in sustainable product innovation and full-service bioplastics production company with its innovative and proprietary bioresins, known as PolyEarthylene™. Upon closing of the proposed business combination, the combined company is expected to list its common stock and warrants on Nasdaq under the new ticker symbols “VRDE” and “VRDEW,” respectively.

While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Verde, TLGY, and the proposed business combination.

"The global plastic market is a $600 billion industry and our mission is to use PolyEarthylene™ to dramatically reduce the introduction of new permanent plastic waste into the environment,” said Brian Gordon, Chairman of Verde Bioresins. “We have created an alternative solution that is bio-based, recyclable, and landfill biodegradable that is highly scalable and lower cost than other bioplastics. From durable goods to single-use items, our versatile solution fits many industrial and consumer applications. Unlike most other bio-based resins, our PolyEarthylene™ resin uses highly scalable commercially available ingredients and is ‘drop-in’ ready with the existing supply chain and large-scale manufacturing facilities. This creates a compelling value proposition as a potential replacement for significant portions of conventional plastic resins.”

“We believe this business combination will further increase our contribution to the global transition to a more sustainable, circular economy, while creating shareholder value,” added Gordon.

TLGY is a SPAC backed by a team of accomplished private equity investors and operators who have created a SPAC structure that reflects their differentiated experience. With a strong focus on driving value creation over the long term, the partnership between TLGY and Verde aspires to offer sustainable solutions to address the global plastic pollution crisis.

“TLGY’s approach mirrors that of a private equity firm, utilizing a SPAC as an instrument to deliver value to our investors,” said Jin-Goon Kim, Chairman and Chief Executive Officer of TLGY. “Over my two decades as a transformational CEO, spearheading some of the high-profile successful transformations in Asia and driving investments as a partner at a top private equity firm, TPG, my approach with TLGY was to seek transformative opportunities and find a true ‘unicorn in the making’ like Verde. We believe our 9-month due diligence supports a firm conviction that Verde is one of the most viable replacements for the traditional plastic industry because its PolyEarthylene™ is cost-effective, highly scalable, and delivers on performance.”

The TLGY Board determined that Verde satisfies a number of the criteria and guidelines that TLGY established, including businesses that are driven by leading-edge technology that is innovative and proprietary, a large addressable market breakthrough potential, products with strong value proposition and significant potential to fuel sustainable and profitable growth, alignment with environmental, social and governance focused investment initiatives, and value-added partnership with existing shareholders and a capable management team.

Verde at a Glance

•	Breakthrough proprietary technology: Verde has developed PolyEarthylene™, a proprietary bioresin that the Company believes to be the first of its kind with the potential to achieve a full set of environmental[1] and industry requirements capable of significant market adoption.

•	Large addressable market: the estimated $600 billion global plastics market[2] is under regulatory pressures to develop more eco-friendly solutions, while market penetration of green plastics is estimated to be still below 2%[3].

•	Strong potential market traction: Verde’s solution could address approximately 50%[4] of the plastics sector (i.e., potential total addressable market of up to $300 billion), supported by a partnership with Vinmar and a potential sales pipeline of over $250 million[5].

•	Potential to secure feedstock supplies: strategic supplier relationship with Braskem is expected to secure sufficient feedstock that would enable Verde to achieve its expansion plan for most of Year 1 and Year 2.[6]

•	Strong unit economics and unique SPAC structure: strong margin business with low operating costs expected to deliver operational breakeven, potentially as early as the beginning of Year 2 (based on a monthly run-rate). The unique warrant structure of TLGY is expected to provide a potential counterweight to redemption pressures, while having the potential to generate high returns for existing shareholders.

[1]	Various grades of PolyEarthylene™ are currently undergoing both in-house and third party independent testing of biodegradation in an industrial composting facility environment pursuant to ASTM D5338, which is a key element in D6400 testing (pending). Additional landfill biodegradation testing underway pursuant to ASTM D5511 standard.
[2]	Grandview Research, Statista, Plastics Europe; about half of the $600B industry is addressable with PolyEarthyleneTM.
[3]	Plastics Europe: Plastics – The Facts 2022 (includes bio-attributed plastics in 2021 data), nova-Institute 2022; data for bio-based structural polymers, preliminary estimations 2021.
[4]	Grand View Research, Expert Interviews, Verde, TLGY analysis.
[5]	Management Expectations.
[6]	Year 1 represents the 12-month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date. For example, if the proposed business combination were to close on December 31, 2023, then Year 1 would be between July 1, 2023 to June 30, 2024.

•	Verde’s skilled management team and TLGY’s best-in-class operators: Verde’s experienced management team, assisted by TLGY’s deep roots in private equity, is expected to drive scalable production to deliver on growing customer interest.

Following the closing of the proposed business combination, the existing management team of Verde is expected to seamlessly transition into leadership roles at Verde as a public company (“Verde PubCo”). Jin-Goon Kim, who has successfully built several public and private industry-leading companies, will assume the position of Chairman at Verde PubCo to help ensure the continuity of transformational guidance and provide strategic support. The Verde PubCo board of directors, consisting of up to seven directors, including Brian D. Gordon and Cuong Do, is expected to further reinforce leadership continuity, ensuring a smooth and effective transition while harnessing their collective experience to lead Verde’s transformative journey.

Transaction Overview

TLGY has created an innovative SPAC structure that provides investors with downside protection with appealing upside potential.

The proposed business combination sets Verde's implied pre-money enterprise value at closing at $365 million ($433 million pro forma EV), excluding earnouts. TLGY’s and Verde’s board of directors have approved the proposed business combination, which is expected to be completed in the second half of 2023 subject to among other things, the approval by TLGY’s and Verde’s stockholders and other customary closing conditions.

Assuming no further redemptions by TLGY’s public stockholders in connection with closing and the payment of estimated transaction expenses, the proposed business combination would result in gross proceeds of over $78 million to Verde, comprised of $78 million of cash held in TLGY’s trust as of the date hereof. Verde’s controlling shareholder has committed to making a private investment in public equity (PIPE) in TLGY at the closing of the business combination, subject to certain conditions.

The proposed business combination includes the entitlement for the equity holders of Verde immediately prior to closing, to receive earnout shares of up to 100% of the closing valuation based on trading prices of the combined company’s common stock meeting specified gross internal rate of return (IRR) thresholds of 35% (based on its initial trading price) over five years. Similarly, TLGY’s sponsor has agreed to align its interests with those of Verde and its public shareholders by transferring up to 10% of its private warrants to Verde management and forfeit all of its remaining private warrants at the closing in exchange for potential future share grants based on stock price performance and achieving target cash requirement. TLGY offers an innovative redeemable warrant structure that provides an incentive for its existing shareholders to not redeem their shares while being rewarded with an escalating amount of additional value as redemption amounts increase generated by shareholders who chose to redeem. This escalating value is due to a fixed pool of convertible warrants which are distributed among the remaining unredeemed common shares of TLGY and may be exchanged for common stock of the combined company at a 5 to 1 ratio.

Additional information about the proposed business combination, including a copy of the agreement and plan of merger, will be provided in a Current Report on Form 8-K to be filed by TLGY with the SEC and available at www.sec.gov.

Advisors
Cleary Gottlieb Steen & Hamilton LLP is serving as legal advisor and Marcum Bernstein & Pinchuk LLP is serving as auditor to TLGY Acquisition Corporation. Wilmer Cutler Pickering Hale and Dorr LLP is serving as legal advisor and EisnerAmper LLP is serving as auditor to Verde. IR Labs Inc. is serving as investor relations and public relations for the proposed business combination.

About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this press release regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Investor and Media Relations Contact:
Josh Nycholat
+1 201-884-1918
invest@tlgyacquisition.com